



2009 Citi Global Property CEO Conference
March 2-4, 2009

KRG
LISTED
NYSE
kiterealty.com

This presentation may include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory risk factors. Information concerning risk factors that could affect Kite Realty Group Trust's actual results is contained in the Company's reports filed from time to time with the Securities and Exchange Commission, including its 2007 Annual Report on Form 10-K and its quarterly reports on Form 10-Q. Kite Realty Group Trust does not undertake any obligation to update any forward-looking statements contained in this document, as a result of new information, future events or otherwise.

PRIMARY OBJECTIVES FOR THE COMPANY

- **Balance Sheet Management**

  - Continue to Manage Debt Maturities
  - Execute Capital Plan

- **Measured Development Spending**

  - Complete Current Development Pipeline – 3 projects
    - $91 million total cost with approximately $48 million spent or incurred
    - 73% Pre-leased or Committed
  - Delay significant work on Visible Shadow Pipeline until appropriate pre-leasing is accomplished and third party construction financing is in place

- **Internal Focus**

  - Operational Efficiencies
  - Leasing and Tenant Retention

- **Consumer Behavior**

  Nationwide consumption levels have dropped, but a portion of the consumer's behavior is derived from necessity. Grocery-anchored centers and value-oriented retailers such as Target and Wal-Mart will continue to create shopping center traffic.

Property Type Allocation by Projected Total GLA [1]



Grocery Component, 43%

Unanchored, 11%

Commercial, 5%

Community and Power Centers, 41%

(1) *Includes Projected Total GLA for properties in the Current Development/Redevelopment Pipeline. Total GLA includes owned GLA, square footage attributable to non-owned outlot structures on land that the Company owns, and non-owned anchor space that currently exists or is under construction.*

GEOGRAPHIC DIVERSIFICATION

Projected Total GLA Including Pipelines [1,2]



(1) Total GLA includes owned GLA, square footage attributable to non-owned outlot structures on land that the Company owns and non-owned anchor space that currently exists or is under construction.

(2) Includes Projected Total GLA for properties in the Current Development, Redevelopment, and Visible Shadow Pipelines.

KRG
LISTED
NYSE

KITE REALTY GROUP

STRONG TENANT DIVERSITY

Top 10 Retail Tenants by Base Rent

		% of Portfolio Annualized Base Rent	S&P Credit Rating [1]
1	Lowe's Home Improvement	3.6%	A+
2	Publix	3.3%	n/a
3	PetSmart	2.8%	BB
4	Marsh Supermarkets	2.3%	n/a
5	Bed Bath & Beyond	2.2%	BBB
6	Circuit City	2.2%	n/a
7	Office Depot	1.9%	BB-
8	Staples	1.7%	BBB
9	Dick's Sporting Goods	1.7%	n/a
10	Ross Dress for Less	1.7%	BBB
	Total	**23.4%**	

(1)   *As of February 25, 2009.*

(2)   *In November 2008, Circuit City filed a petition for Chapter 11 bankruptcy protection. In January 2009, it announced that it was liquidating its operations. The tenant continues to occupy the space at three of our retail centers until it rejects our leases.*

EMPHASIZING INTERNAL GROWTH

Existing Vacancy

- Operating retail portfolio is 91.2% leased
- Less than 5% lease rollover in 2009

Operational Efficiencies

- Leveraging bargaining power with national providers
- Maintain class-A properties while managing to the CAM caps
- Controlling variable costs – insurance and real estate taxes

HOW WE VIEW DEVELOPMENT

CURRENT DEVELOPMENT PIPELINE

- 3 projects totaling $91M of total estimated cost

- 53% funded

- Growth source for late 2009 and throughout 2010

- Low current occupancy but 73% leased or committed

VISIBLE SHADOW PIPELINE

- Two tests help determine when these projects move beyond the pre-development stage:

    - Pre-leasing goals are met

    - Third-party construction financing is secured

- Even if these conditions are met, we project a relatively small amount of capital to be spent on this pipeline in 2009

SUCCESSFUL Q4 2008 TRANSACTION EXECUTION
ENHANCES CAPITAL AVAILABILITY

- Approximately $90 million of availability/liquidity at December 31, 2008

- Extended or refinanced $131M of 2008 and 2009 debt maturities

- Closed $29M construction loan on Eddy Street Commons at Notre Dame

- Disposition of unencumbered Silver Glen Crossing at 7.5% cap rate

- Disposition of non-core Spring Mill Medical at 8.1% cap rate

- Equity Issuance at $10.55 per share

KRG
LISTED
NYSE

AGGRESSIVE REFINANCING, SOLID EXECUTION

	As of 9/30/08	% of Total		As of 12/31/08	% of Total
2008	$18,740	3%		$0	0%
2009 [1]	$214,508	28%		$110,641	16%
2010	$13,470	2%		$66,132	9%
2011 [2]	$229,901	30%		$248,444	35%
2012	$39,014	5%		$38,905	6%
Thereafter	$241,695	32%		$236,263	34%
Total Maturities	**$757,328**	**100%**		**$700,385**	**100%**

(1)   *Amount due in 2009 consists of 8 loans with an average balance of $13.8M.*

(2)   *Amount due in 2011 includes the outstanding balance of $105M on our unsecured revolving credit facility, which has a one-year extension option.*

DEVELOPMENT & REDEVELOPMENT PIPELINE

Information as of December 31, 2008

Project	MSA	Projected Total GLA [1]	% Leased / Committed [3]	Total Est. Cost (000s)	Anchor Tenants
Cobblestone Plaza [2]	Ft. Lauderdale, FL	163,600	80.3%	$47,000	Whole Foods Market, Staples, Party City
South Elgin Commons I	Chicago, IL	45,000	100.0%	$9,200	LA Fitness
Eddy Street Commons I [4]	South Bend, IN	465,000	58.4%	$35,000	Follette Bookstore, retail, office
Total Current Development Pipeline		**673,600**	**72.9%**	**$91,200**	
Redevelopments					
Shops at Eagle Creek	Naples, FL	72,271		$3,500	Staples
Rivers Edge Shopping Ctr	Indianapolis, IN	110,875		$2,500	Pending
Bolton Plaza	Jacksonville, FL	172,938		$2,000	Pending
Courthouse Shadows	Naples, FL	134,867		$2,500	Publix, Office Max
Four Corner Square	Seattle, WA	29,177		$500	Johnson Hardware, Walgreens
Total Redevelopment Pipeline		**520,128**		**$11,000**	

(1) Includes owned GLA, plus square footage attributable to non-owned outlot structures and non-owned outlot anchor space.
(2) Held in a joint venture entity.
(3) Percent Committed includes leases under negotiation for which the company has signed non-binding letter of intent.
(4) The Company is the master developer for this project, and its share of Phase I estimated project costs is approximately $35 million.

VISIBLE SHADOW PIPELINE

Information as of December 31, 2008

Project	KRG % Owned	MSA	Est. Total GLA [1]	Est. Total Cost (000s)[1]	Potential Tenancy
Unconsolidated:					
Parkside Town Commons [2]	40%	Raleigh, NC	1,500,000	$148,000	Frank Theatres, Discount Dept. Stores, Jr. Boxes, Restaurants
KRG Current Share				*$59,200*	
Consolidated:					
Delray Marketplace [3]	50%	Delray Beach, FL	318,000	$100,000	Publix, Frank Theatres, Jr. Boxes, Shops, Restaurants
Maple Valley	100%	Seattle, WA	126,823	$32,000	Hardware Store, Shops, Drug Store
Broadstone Station (Apex)	100%	Raleigh, NC	345,000	$25,600	Super Wal-Mart (non-owned), Jr. Boxes, Shops, Pad sales
South Elgin Commons II	100%	Chicago, IL	263,000	$17,000	Jr. Boxes, SuperTarget (non-owned)
New Hill Place I	100%	Raleigh, NC	364,000	$60,000	Target, Frank Theaters
Total Consolidated Visible Shadow Pipeline			**1,416,823**	**$234,600**	

(1) *Total Estimated Cost and Estimated Total GLA based on preliminary siteplans.*
(2) *Acquired in a joint venture with Prudential Real Estate Investors. KRG's ownership interest will change to 20% upon commencement of construction.*
(3) *Held in a joint venture entity.*

A CASE STUDY IN RISK MITIGATION: EDDY STREET COMMONS


INDIANA TOLL ROAD / I-80 & 90
WARREN GOLF COURSE
DOUGLAS RD
BURKE GOLF COURSE
JOYCE CENTER
IRONWOOD RD
NOTRE DAME AVENUE
PERFORMING ARTS CENTER
ANGELA BOULEVARD
CENTER FOR MEDICAL EDUCATION
EDISON ROAD
NAPOLEON STREET
SOUTH BEND AVENUE - S R 23
EDDY STREET COMMONS
EDDY STREET

A CASE STUDY IN RISK MITIGATION: EDDY STREET COMMONS

- $200 million mixed-use development next to the University of Notre Dame in South Bend, IN will be completed in phases

- $35 million Phase I, which will include retail and office, is in the Current Development Pipeline. Phase I will also include a $35 million multi-family component that will be developed and operated by a third party.

- Three goals were set and accomplished before significant capital was spent:
  - The land was fully entitled with a planned unit development designation
  - Tax Increment Financing (TIF) and other municipal incentives totaling $35M were funded
  - Final deal structure with the University of Notre Dame was completed and Kite acquired and ground leased separate parcels

- Joint venture arrangements for multi-family and hotel components will be utilized to mitigate risk and maximize expertise of the partners

- Additional land for residential units can be acquired from the University at our discretion and will be based solely on residential market demand

A CASE STUDY IN RISK MITIGATION: EDDY STREET COMMONS



EDISON/ANGELA BOULEVARD
APARTMENTS OVER RETAIL
OFFICE OVER RETAIL
CONDOMINIUMS OVER FULL SERVICE HOTEL
LIMITED SERVICE HOTEL
CITY HOMES
DUEY STREET
PARKING GARAGE
EDDY STREET
BURNS STREET
CITY HOMES
APARTMENTS OVER RETAIL
CONDOMINIUMS
FLATS
NAPOLEON STREET
COURTYARD TOWN HOMES

Phase I – Retail, Office, Multi-family, Parking Garage

OUR MARKETS ARE NOT DEPENDENT ON POPULATION GROWTH

Portfolio Demographic Comparison

Operating Portfolio vs. Development Pipeline

Operating Portfolio	Radius	
	3 Mile	5 Mile
2007 Est. Population	49,691	124,977
2012 Est. Population	54,416	136,673
Projected Annual Growth	1.8%	1.8%
Average HH Income	$77,012	$77,007
Expenditure Potential	$186M	$466M

Development Pipeline	Radius	
	3 Mile	5 Mile
2007 Est. Population	44,549	118,951
2012 Est. Population	51,023	133,272
Projected Annual Growth	2.8%	2.3%
Average HH Income	$87,910	$84,716
Expenditure Potential	$190M	$488M

Source: Applied Geographic Solutions

- **Senior management owns approximately 20 percent of the Company and has acquired over 400,000 shares and 800,000 units since the IPO at a cost of approximately $21M**

		Tenure with Company	Ownership [1]
Al Kite	Chairman Emeritus	48 years	9.5%
John Kite	Chairman & CEO	18 years	6.3%
Tom McGowan	President & COO	14 years	3.6%
Dan Sink	EVP & CFO	9 years	0.2%
			19.6%

(1) As of February 18, 2009, and includes units of Operating Partnership.

OPERATING METRICS

For the Twelve Months Ended December 31, 2008

	KRG	Selected Peer Group Average [1]
NOI / Revenue	70.6%	68.9%
G&A / Revenue from Rental Properties	5.7%	10.8%
Fixed Charge Coverage [2]	2.5x	2.7x
FFO Payout %	70.3%	70.4%
Portfolio % Leased	91.7%	93.4%

(1) Peer Group consists of KIM, DDR, AKR, REG and RPT.

(2) Defined as EBITDA divided by Interest Expense plus Preferred Dividends.

Kite Realty Group Trust is a full-service, vertically integrated real estate investment trust engaged primarily in the ownership, operation, management, leasing, acquisition, construction, expansion, and development of high quality neighborhood and community shopping centers in selected growth markets in the United States. The Company owns interests in a portfolio of operating retail properties, retail properties under development, operating commercial properties, a related parking garage, commercial property under development and parcels of land that may be used for future development of retail or commercial properties.

Our strategy is to maximize the cash flow of its operating properties, successfully complete the construction and lease-up of the development portfolio and identify additional growth opportunities in the form of new developments and acquisitions. A significant volume of growth opportunity is sourced through the extensive network of tenant, corporate and institutional relationships that have been established over the last four decades. Current investments are focused in the development and acquisition of high quality, well located shopping centers.